Exhibit 99.73

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8	CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8

RECEIPT

Lake Shore Gold Corp.

This is the receipt of the Ontario Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated August 24, 2010 (the preliminary prospectus).

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Manitoba and Quebec. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

August 24, 2010

Leslie Byberg

Leslie Byberg
Director, Corporate Finance

SEDAR Project # 1623219